UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES ACT OF 1934

Commission File Numbers	0-3855

Laclede Steel Company

(Exact name of each registrant as specified in its charter)

P.O. Box 24125, Belleville, IL 62223 618-277-7032

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-h(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

         Approximate number of holders of record as of the certification or notice date:                 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Laclede Steel Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 31, 2005	By:	/s/ Michael H. Lane

Michael H. Lane, President